ActionView.
Leave the competition standing still.

ActionView International, Inc.
1892 West Broadway, 2nd floor • Vancouver, British Columbia • Canada, V6Y 1J9
Tel: (604) 878-0200 • Fax: (604) 730-6001 • Toll-free: (866) 878-0200
E-mail: info@actionview.ca • www.actionview.ca

July 5, 2007 VIA FAX

United States Security and Exchange Commission
100 F Street NE
Washington, B.C.
20549-3561

FAX#: 1-202-772-9202

Attention: David R. Humphrey

Re: "corresp"
Your letter to ActionView dated June 29, 2007. File#:033-03328-D

Dear Mr Humphrey,

This letter is sent to inform you that all the requests made in your letter will be complied with in our June 30, 2007 Quarterly filing.

Under the heading: General Item 1.
This request has been complied with and our supplemental response letter dated June 22, 2007 has been filed on Edgar as nonpublic correspondence.

Under the heading: Note (13) Subsequent Events, Page F-23. Item 2 and 3
Both items will be responded to as requested in our June 30, 2007 filing.

The company is responsible for the adequacy and accuracy of the disclosure in the filing to the best of its ability.

The company understands that the Commission may take any action with respect to the filing.

The company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Christopher Stringer
President
ActionView Advertising Systems Inc.